UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ___)

ARCSIGHT, INC.

(Name of subject company (Issuer))

HEWLETT-PACKARD COMPANY

PRIAM ACQUISITION CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, $0.00001 par value per share

(Title of classes of securities)

039666102

(CUSIP number of common stock)

Paul T. Porrini

Vice President, Deputy General Counsel & Assistant Secretary

Hewlett-Packard Company

3000 Hanover Street

Palo Alto, California 94304

(650)  857-1501

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David K. Ritenour Vice President and Associate General Counsel Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Russell C. Hansen Mark S. Lahive Gibson, Dunn & Crutcher LLP 1881 Page Mill Road Palo Alto, CA 94304 (650) 849-5300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                 third party tender offer subject to Rule 14d-1

☐      issuer tender offer subject to Rule 13e-4

☐      going private transaction subject to Rule 13e-3

☐      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing on Schedule TO relates to a planned tender offer by Priam Acquisition Corporation (“Purchaser”), a wholly-owned subsidiary of Hewlett-Packard Company (“HP”), to purchase all outstanding shares of Common Stock, par value $0.00001 per share, of ArcSight, Inc. (“ArcSight”) to be commenced pursuant to an Agreement and Plan of Merger, dated as of September 13, 2010, by and among Purchaser, HP and ArcSight.

Additional Information

The planned tender offer described in this document and the exhibits hereto has not yet been commenced.  This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy ArcSight common stock has not yet commenced and will be made only pursuant to an offer to purchase and related materials that HP intends to file with the Securities and Exchange Commission.  Those materials should be read carefully because they will contain important information, including the terms and conditions of the offer.  Once filed, copies of the tender offer statement, the offer to purchase and related documents will be made available to ArcSight stockholders at no expense to them.  In addition, those materials will be available at no charge from the Securities and Exchange Commission through the Commission’s web site at www.sec.gov.

Forward-looking statements

This document and the exhibits attached hereto contain forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to regulatory approvals; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, ArcSight’s business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described in HP’s SEC reports, including but not limited to the risks described in HP’s Annual Report on Form 10-K for its fiscal year ended October 31, 2009 and Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2010.  HP assumes no obligation and does not intend to update these forward-looking statements.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Memo from Bill Veghte to ArcSight employees dated September 15, 2010